

WITS GOLD
A long term option on gold

Witwatersrand Consolidated Gold Resources Ltd
Reg. No: 2002/031365/06
70 Fox Street, Johannesburg, South Africa
P O Box 61147, Marshalltown, 2107
Tel: +27 11 832 1749 Fax: +27 11 838 3208
www.witsgold.com
TSX: WGR JSE: WGR

Rule 12g3-2(b) File No. 82-34986

Office of International Corporate Financ[redacted]
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.





09045465

30 January 2009

Re: Witwatersrand Consolidated Gold Resources Limited
Rule 12g3-2(b) File No. 82-34986

SUPPL

Dear Sirs:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Witwatersrand Consolidated Gold Resources Limited (the "**Company**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) under the Act with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Ms L Firth
Financial Controller

Email: LindaF@witsgold.com
Enclosure: 3 Pages

WGR - Wits Gold announces drilling results from the De Bron project, southern Free State
Witwatersrand Consolidated Gold Resources Limited ('Wits Gold' or 'the Company')
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
TSX Code: WGR
CUSIP Number: S98297104

WITS GOLD ANNOUNCES DRILLING RESULTS FROM THE DE BRON PROJECT, SOUTHERN FREE STATE

Wits Gold (JSE: WGR; TSX: WGR; ADR: WIWTY.PK) wishes to report its recent drilling results from the Company's shallow De Bron project in the southern Free State. This area is situated immediately south of Harmony's Merriespruit Section of Harmony Gold Mine. At De Bron, 14 boreholes previously intersected Witwatersrand reefs at depths of between 500-1100 metres below surface.
In November 2007, using these data a NI43-101 compliant technical report was compiled by Snowden Mining Industry Consultants in which the contained mineral resources in the De Bron area were quantified. Snowden estimated an Indicated Resource of 16.1Mt at 5.3g/t Au (2.7Moz) and 0.129kg/t U3O8 (4.6Mlbs)as well as an Inferred Resource of 12.0Mt at 5.6g/t Au (2.2Moz) and 0.118kg/t U3O8 (3.1Mlbs).
Wits Gold subsequently initiated follow-up drilling in order to improve the definition of this resource and to test the continuity of the contained mineralisation. Accordingly, the following results have been obtained from the first four boreholes in this programme.

Borehole	Depth (m)	True width (cm)	Gold (g/t)	Gold (cm.g/t)	U3O8 (kg/t)	U3O8 (cm.kg/t)
Beatrix Reef						
DWN24	Behind	subcrop				
DWN25	497.2	117.0	9.2	1075	0.020	2.37
WF1	607.6	90.2	4.5	402	0.152	13.68
WF2*	462.6	115.5	4.9	561	0.105	12.15
B Reef						
DWN24	Behind	subcrop				
DWN25*	507.7	224.8	2.8	640	0.101	22.65
WF1	625.7	261.6	1.3	332	0.021	5.41
WF2	472.1	246.9	2.2	539	0.062	15.34
Leader Reef						
DWN24	Behind	subcrop				
DWN25	532.3	124.4	18.2	2259	0.562	69.95
WF1	651.2	94.0	18.8	1772	0.731	68.75
WF2*	504.8	119.8	4.3	510	0.533	63.90

*Some assay results still awaited, therefore only the first intersection is reported.

The management of Wits Gold is particularly encouraged by the results from the Beatrix and Leader Reefs, as these two bodies are likely to host most of the in situ resource at De Bron. Two drill rigs continue to operate in this area, where the Company's objective is to complete a revised resource estimate during the first quarter of 2009.

Quality Assurance, Quality Control and Qualified Persons

Exploration at the De Bron Project is being conducted under the supervision of Mr Russell Dell (M.Sc Geology), manager for the Project. Mr Dell is a geologist with more than 20 years experience in gold exploration in the Witwatersrand Basin. He is a registered Professional Natural Scientist ("Pr.Sci.Nat.") with the South African Council for Natural Scientific Professionals ("SACNASP") and is a member of the Geological Society of South Africa. Mr Dell is a full time employee of Wits Gold and has assisted in compiling the information in this release.

The Company's Exploration Manager, Mr Dirk Muntingh, the Company's Qualified Person for the De Bron Project, as defined under National Instrument 43-101, is responsible for the technical material in this release. Mr Muntingh (M.Sc. Geology) is a registered Professional Natural Scientist ("Pr.Sci.Nat.") with the South African Council for Natural Scientific Professionals ("SACNASP") and has 17 years of experience in gold exploration. The content of this release has been compiled by Mr Muntingh.

Drill holes were drilled predominantly at NQ size (47.6 mm), while some of the Leader Reef intersections were drilled using a triple-tube core barrel (45 mm diameter core) in order to optimize the recovery of frail carbon material within this reef. All drill-core is logged by qualified geologists, who identify mineralized intervals which are then sampled. Sample intervals of between 20 cm and 50 cm are demarcated on the basis of lithological changes and the core is then split by means of a diamond saw. Geological logging and sampling was carried out under the supervision of Mr Muntingh.

Batches of samples are submitted to Anglo Research Laboratory in Johannesburg where they are prepared and analyzed for gold, silver and uranium. Anglo Research Laboratory is an ISO/IEC 17025 accredited laboratory. Gold and silver analyses were carried out using a fire assay technique with an ICP finish. Uranium is analyzed by XRF on a fused pellet. Quality control ("QC") procedures include the submission of at least one blank and one certified standard sample per reef or per 20 samples. Results of the standards are analyzed on a batch by batch basis, as is all internal Quality Assurance ("QA"/QC included by the laboratory which includes laboratory repeats, standards and blanks. Further details of the Wits Gold QA/QC procedures have been described in the Wits Gold Independent Technical Report.

Information concerning the geology, mineral occurrences, nature of mineralization, rock types and geological controls has previously been communicated in the Company's filed NI 43-101 compliant Independent Technical Report dated November 2007, which can be viewed at www.sedar.com.

Forward-Looking Information

Certain statements in this news release may constitute forward-looking information within the meaning of securities laws. In some cases, forward looking information can be identified by use of terms such as "may", "will", "should", "expect", "believe", "plan", "scheduled", "intend", "estimate", "forecast", "predict", "potential", "continue", "anticipate" or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management's future outlook and anticipated events or results, and may include statements or information regarding the future plans or prospects of the Company. Without limitation, statements about the location of the majority of the in situ resource at De Bron and the expected timing of a revised resource estimate are forward-looking information.

Forward looking information involves known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward looking information. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface gold mining; the ability to attract and retain qualified personnel; labor disruptions; changes in laws and government regulations, particularly environmental regulations and mineral rights legislation including risks relating to the acquisition of the necessary licences and permits; changes in exchange rates; currency devaluations and inflation and other macro-economic factors; risk of changes in capital and operating costs, financing, capitalization and liquidity risks, including the risk that the financing required to fund all currently planned exploration and related activities may not be available on satisfactory terms, or at all; the ability to maximize the value of any economic resources. These forward-looking statements speak only as of the date of this document.

You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events except where required by applicable laws.

For further information please contact:
Marc Watchorn
Chief Executive Officer
Tel: +27 11 832 1749

Hethen Hira
Investor Relations
Tel: +27 11 832 1749
Johannesburg
20 January 2009

Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd

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